UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)

Emmaus Life Sciences, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29137P109
(CUSIP Number)

Chung Kyoon Lee
Chief Executive Officer
KPM Tech Co. Ltd.

Dan-Won-Gu San-Dan-Ro 163 Beon-Gil 122, An-San-Shi
Gyeong-Gi-Do, South Korea
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 29, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29137P109	13D	Page 2 of 8

1.	Name of reporting person.
KPM Tech Co. Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐

(b) ☒

3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	3,777,778
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	3,777,778
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,777,778
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11)	11.4%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 29137P109	13D	Page 3 of 8

1.	Name of reporting person.
Hanil Vacuum Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐

(b) ☒

3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	666,667
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	666,667
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	666,667
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11)	2.0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 29137P109	13D	Page 4 of 8

Item. 1.	Security and Issuer.

This report on Schedule 13D (the “Report”) pertains to the common stock, par value $0.001 per share (“Common Stock”), of Emmaus Life Sciences, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 21250 Hawthorne Boulevard, Suite 800, Torrance, California 90503.

Item. 2.	Identity and Background.

(a)       This report is being filed on behalf of the following persons pursuant to Rule 13d-1(k) of Regulation 13D under the Securities Act of 1934, as amended (the “Exchange Act”): KPM Tech Co. Ltd., a company organized under the laws of the Republic of Korea (“KPM”); and Hanil Vacuum Co., Ltd., a company organized under the laws of the Republic of Korea (“Hanil”). KPM and Hanil (collectively, the “Reporting Persons”) are filing this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The agreement between the Reporting Persons to file as a group is attached as Exhibit A to this Report.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”). Each of the Reporting Persons declares that neither the filing of this Schedule 13D nor anything herein shall be construed as evidence that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

COS Investment, a company organized under the laws of the Republic of Korea, is the controlling shareholder of the Reporting Persons and, as such, may be deemed to own beneficially the shares of Common Stock held by the Reporting Persons.

Voting and investment decisions with respect to the Reporting Persons’ Shares of Common Stock may be made by the respective boards of directors of the Reporting Persons.

(b)          The business address of KPM is Dan-Won-Gu San-Dan-Ro 163 Beon-Gil, An-San-Shi, Gyeong-Gi-Do, South Korea. The business address of Hanil is Nam-Dong-Gu Nam-Dong-Dong-Ro 183 Beon-Gil 30, Incheon, South Korea.

(c)           KPM is principally engaged in the manufacture and distribution of surface treatment chemicals. Hanil is principally engaged in the design, manufacture and sale of vacuum coating systems.

(d)-(e)    During the last five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, or the directors or executive officers of any of the Reporting Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item. 3.	Source and Amount of Funds or Other Consideration.

Each of the Reporting Persons acquired its shares of Common Stock from its working capital. The funds used by KPM and Hanil to purchase such shares were U.S.$17 million and U.S.$3 million, respectively.

CUSIP No. 29137P109	13D	Page 5 of 8

Item. 4.	Purpose of Transaction.

On September 12, 2016, the Issuer entered into a letter agreement with the Reporting Persons, which are affiliated companies controlled by COS. In the letter agreement, the parties agreed, among other things, that KPM and Hanil would purchase U.S.$17 million and U.S.$3 million, respectively, of shares of Common Stock at a price of $4.50 per share and that the Issuer would invest U.S. $13 million and U.S.$1 million, respectively, in future capital increases by KPM and Hanil. The letter agreement contemplates that KPM and Hanil may purchase additional shares of Common Stock from the Issuer in a second transaction to be mutually agreed upon by the parties.

In connection with the letter agreement, the Reporting Persons entered into the Issuer’s standard-form subscription agreement with respect to their purchases which contains customary representations and warranties of the parties.

On September 29, 2016, KPM and Hanil purchased and acquired from the Issuer 3,777,778 shares and 666,667 shares, respectively, of Common Stock, at a price of $4.50 a share.

For more information, see Issuer’s current Reports on Form 8-K filed with the Securities and Exchange Commission on September 16, 2016 and October 7, respectively, which information is incorporated herein by reference.

(a)          The shares of Common Stock owned by the Reporting Persons were acquired for investment purposes. The letter agreement described above contemplates that the Reporting Persons may acquire additional shares of Common Stock directly from the Issuer in privately negotiated transactions on such terms and at such times as the Reporting Persons and the Issuer may mutually agree. The Reporting Persons also may determine to dispose of all or a portion of their shares of Common Stock in privately negotiated transactions, or in open market transaction in the event an active trading market develops with respect to the Common Stock.

(b)-(j)     Not applicable

Item. 5.	Interest in Securities of the Issuer

The following information is based upon 28,565,344 shares of Common Stock outstanding as of June 30, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 19, 2016, plus a total of 4,444,445 shares of Common Stock sold and issued by the Issuer in the transactions discussed in Item 4, above, or a total of 33,009,789 shares.

(a-b)      KPM owns of record 3,777,778 shares of Common Stock, representing approximately 11.4% of the outstanding shares of Common Stock. Such shares do not include the shares of Common Stock owned of record by Hanil, as to which shares KPM disclaims beneficial ownership.

(c)          Hanil owns a record 666,667 shares of Common Stock, representing approximately 2.0% of its outstanding shares of Common Stock. Such shares do not include the shares of Common Stock owned of record by KPM, as to which shares Hanil disclaims beneficial ownership.

(d)          The information set forth in Item 4, above, is incorporated herein by reference.

(e)          Except as described in this Report, no person has the power to direct the receipt of dividends on, or proceeds of sales of, the shares of Common Stock and by the Reporting Persons.

(f)           Not applicable.

CUSIP No. 29137P109	13D	Page 6 of 8

Item. 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Other than as described in Item 4, above, which information is incorporated herein by reference, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item. 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

A	Agreement Regarding the Joint Filing of Schedule 13D

B	Letter Agreement dated September 12, 2016 among Emmaus Life Sciences, Inc., KPM Tech Co. Ltd. and Hanil Vacuum Co., Ltd (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of Emmaus Life Sciences, Inc. filed with the Securities and Exchange Commission on September 16, 2016)

CUSIP No. 29137P109	13D	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2016	KPM Tech Co. Ltd.

	By:	/S/ Chung Kyoon Lee
Name: Chung Kyoon Lee
Title: Chief Executive Officer

Hanil Vacuum Co., Ltd.

	By:	/S/ Chung Kyoon Lee
Name: Chung Kyoon Lee
Title: Chief Executive Officer

CUSIP No. 29137P109	13D	Page 8 of 8

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13D

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Date: October 12, 2016

KPM Tech Co. Ltd.

By:	/S/ Chung Kyoon Lee
Name: Chung Kyoon Lee
Title: Chief Executive Officer

Hanil Vacuum Co., Ltd.

By:	/S/ Chung Kyoon Lee
Name: Chung Kyoon Lee
Title: Chief Executive Officer